SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20459

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 31)*

DONEGAL GROUP INC.

(Name of Issuer)

Class A Common Stock

Class B Common Stock

(Title of Class of Securities)

Class A: 257701201

Class B: 257701300

(CUSIP Number of Class of Securities)

Gregory M. Shepard

7028 Portmarnock Place

Bradenton, FL 34202

(309) 310-1331

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of person(s) filing statement)

December 18, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Class A CUSIP No. 257701201 and Class B CUSIP No. 257701300

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON Gregory M. Shepard
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

ITEM 1. SECURITY AND ISSUER.

The Schedule 13D filed with the Securities and Exchange Commission on July 12, 2010 (the “Initial 13D”) by the Filing Person with respect to the Class A Shares and Class B Shares of Donegal Group Inc., a Delaware corporation (the “Issuer”), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

This Amendment No. 31 to the Initial 13D reports that the Filing Person ceased to be the beneficial owner of more than five percent (5%) of the Class A Shares and the Class B Shares on December 21, 2015.

ITEM 4. PURPOSE OF TRANSACTION.

ITEM 4 OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

On December 18, 2015, the Filing Person entered into a Stock Purchase and Standstill Agreement (the “Purchase Agreement”) with the Donegal Mutual Insurance Company (“DMIC”) and the Issuer (the Issuer, together with DMIC, the “Purchasers”) pursuant to which the Filing Person agreed to sell to the Purchasers 3,675,000 Class A Shares at a price of $16.50 per share and 400,000 Class B Shares at a price of $23.50 per share. The transactions contemplated by the Purchase Agreement closed on December 21, 2015. As a result of the transactions contemplated by the Purchase Agreement, the Filing Person does not beneficially own any Class A Shares or Class B Shares of the Issuer. The Filing Person agreed to abide by certain customary standstill provisions during the Standstill Period (as defined in the Purchase Agreement), including a prohibition on owning or otherwise acquiring any Class A Shares or Class B Shares of the Issuer. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified by reference to the Purchase Agreement, a copy of which is filed herewith as an exhibit and is incorporated into this Item 4 by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

ITEM 5(A) OF THE INITIAL 13D IS HEREBY AMENDED TO RESTATED IN ITS ENTIRETY WITH THE FOLLOWING:

(A)	The Filing Person does not beneficially own any Class A Shares or Class B Shares of the Issuer.

ITEM 5(B) OF THE INITIAL 13D IS HEREBY AMENDED TO RESTATED IN ITS ENTIRETY WITH THE FOLLOWING:

(B)	The Filing Person does not beneficially own any Class A Shares or Class B Shares of the Issuer.

ITEM 5(C) OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

(C)	The Filing Person reports that all transactions with respect to the Class A Shares or Class B Shares of the Issuer effected during the past sixty (60) days by the Filing Person through December 21, 2015 were sales of 3,675,000 Class A Shares at a price of $16.50 per share and 400,000 Class B Shares at a price of $23.50 per share pursuant to the Purchase Agreement, as described in Item 4 above.

ITEM 5(E) OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

(E)	The Filing Person ceased to be the beneficial owner of more than five percent (5%) of the Class A Shares and the Class B Shares on December 21, 2015.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

ITEM 6 OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

The disclosure set forth above in Item 4 is hereby incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.1 Purchase Agreement dated December 18, 2015.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: December 21, 2015

/s/ Gregory M. Shepard
Gregory M. Shepard